Filed Pursuant to Rule 424(b)(3)
                                         File No. 33-62437
GENERAL SIGNAL CORPORATION                        DATA SWITCH CORPORATION

               THIRD SUPPLEMENT TO PROSPECTUS AND PROXY STATEMENT
                            DATED SEPTEMBER 19, 1995
                      FOR SPECIAL MEETING OF STOCKHOLDERS
                          TO BE HELD NOVEMBER 9, 1995

    The following information supplements and should be read in conjunction with the Prospectus and Proxy Statement dated September 19, 1995 (the "Prospectus/Proxy Statement") of General Signal Corporation ("General Signal") and Data Switch Corporation ("Data Switch"), and the supplements to the Prospectus/Proxy Statement, dated October 6 and October 20, 1995, which were previously furnished to Data Switch stockholders of record as of September 18, 1995. Capitalized terms defined in the Prospectus/Proxy Statement are used in this supplement as defined in the Prospectus/Proxy Statement.

    At the Special Meeting, stockholders will be asked to consider and approve the proposed merger of General Signal Acquisition Corporation ("Merger Sub"), a wholly-owned subsidiary of General Signal, with and into Data Switch. Pursuant to the Agreement and Plan of Merger dated May 8, 1995 among General Signal, Merger Sub and Data Switch previously circulated as annexed to the Prospectus/Proxy Statement, Data Switch stockholders will receive shares of General Signal Common Stock in exchange for their shares of Data Switch Common Stock.

THIRD QUARTER RESULTS

  General Signal

    General Signal issued a press release on October 19, 1995, in which it announced its results of operations for the three month and nine month periods ended September 30, 1995. See Annex A for General Signal's Consolidated Statements of Earnings for the three month and nine month periods ended September 30, 1995 and the Consolidated Balance Sheet at September 30, 1995.

    In its press release General Signal said third quarter earnings from continuing operations were $25.6 million on sales of $455.5 million. Earnings per share from continuing operations were 54 cents, down 7 percent from 58 cents a year ago. An increase in the effective tax rate accounted for 3-cents of the 4-cent decline in earnings. Third quarter orders of $478.3 million were 22 percent ahead of last year. Excluding the recent Fairbanks Morse, Best Power, and Waukesha Electric acquisitions, orders increased by less than 5 percent. Since acquiring Waukesha in July, General Signal has reduced its debt to total capitalization from a peak of 54 to 49 percent and expects to reach the low 40s by year end.

    For the nine months ended September 30, earnings from continuing operations totaled $76.3 million on sales of $1.29 billion. Earnings per share from continuing operations, excluding a one-time charge of 10 cents per share related to the acquisition of Best Power taken in the second quarter, were $1.71 compared with last year's $1.58, an increase of 8 percent.

    With respect to discontinued operations, General Signal took an after-tax charge of $14.4 million for additional anticipated losses relating to the disposal of its Leeds & Northrup and Dynapower/Stratopower operations. The provisions for loss recorded through September 30, 1995 represent General Signal management's best estimate of the likely outcome based on signed contracts and current negotiations.

    On October 20, 1995, General Signal filed with the Securities and Exchange Commission its Form 10-Q for the nine month period ended September 30, 1995, which is incorporated herein and in the Prospectus/Proxy Statement by reference.

                                  ------------

    On October 19, 1995, General Signal announced that its Board of Directors had accepted the resignation of Edmund M. Carpenter as chairman, chief executive officer and director of General Signal, citing differences with the Board of Directors over General Signal's strategic direction. Michael D. Lockhart, General Signal's president and chief operating officer, was elected to the additional positions of chairman and chief executive officer.

  Data Switch

    Data Switch issued a press release on October 15, 1995, in which it announced its results of operations for the three month and nine month periods ended September 30, 1995. See Annex B for Data Switch's Consolidated Statements of Operations for the three month and nine month periods ended September 30, 1995 and the Consolidated Balance Sheet at September 30, 1995.

    Data Switch Corporation's net income for the third quarter ended September 30, 1995 increased 62% to $1.6 million, or $.13 per share, from $1.0 million, or $.08 per share, for last year's third quarter. Revenue increased 9% to $25.6 million compared to $23.4 million a year ago.

    For the first nine months of 1995, net income jumped 124% to $3.5 million, or $.28 per share, including an extraordinary after-tax gain of $0.1 million, or $.01 per share, from $1.6 million, or $.13 per share, for the first nine months of 1994. Revenue increased 10% to $73.7 million from $66.9 million for the same period last year.

    Operating margin increased to 11% of revenue for this year's third quarter compared to slightly less than 9% a year ago.

EXCHANGE RATIO

    The Exchange Ratio has now been fixed at 0.14357 shares of General Signal Common Stock for each one share of Data Switch Common Stock, determined by dividing $4.55 by the Average Market Value of General Signal Common Stock of $31.69. By way of example, a holder of 100 shares of Data Switch Common Stock will receive fourteen (14) shares of General Signal Common Stock, plus $11.31, the cash value of 0.357 of one additional share of General Signal Common Stock determined by multiplying 0.357 by the Average Market Value. The closing price of General Signal Common Stock on October 23, 1995 was $31.375. Data Switch stockholders are urged to check current prices of General Signal Common Stock.

    The proposed Merger has been approved by the Boards of Directors of Data Switch and General Signal. The Board of Directors of Data Switch has previously unanimously recommended that Data Switch shareholders vote FOR the Merger, and the Data Switch Board has not withdrawn that recommendation.

ADJOURNMENT OF MEETING; VOTING; ASSISTANCE

    In order to assure that stockholders will have sufficient time to receive and review the information contained in this Supplement prior to the date set for the stockholders' consideration and vote on the Merger, Data Switch has adjourned the Special Meeting of Stockholders, at which time the stockholders' vote on the Merger will be taken, from October 18, 1995, until November 9, 1995.

    An additional proxy card is included herein. If you have not done so previously, you are urged to promptly sign and return the enclosed proxy. Any proxy which has previously been given which is not revoked will remain in effect. You may revoke your proxy at any time prior to its exercise by written notice to Data Switch, by executing and delivering to Data Switch prior to the Special Meeting a later dated proxy, or by attending the Special Meeting and voting your shares in person.

    Any questions or requests for assistance regarding the Merger or requests by Data Switch stockholders for additional copies of the Prospectus/Proxy Statement may be directed to Morrow & Co., Inc., Data Switch's information agent, toll free at (800) 662-5200.

                              -------------------

    THE SECURITIES ISSUABLE IN THE MERGER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS/PROXY STATEMENT OR THIS SUPPLEMENT THERETO. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              -------------------

           The date of this supplement to the Prospectus/Proxy
                      Statement is October 24, 1995.

                                                                         ANNEX A

                           GENERAL SIGNAL CORPORATION

                       CONSOLIDATED STATEMENT OF EARNINGS
                                  (UNAUDITED)
                      (IN MILLIONS EXCEPT PER-SHARE DATA)

                                                                         THREE MONTHS ENDED
                                                                           SEPTEMBER 30,
                                                                         ------------------
                                                                          1995       1994
                                                                         -------    -------
Net sales.............................................................   $ 455.5    $ 390.0
                                                                         -------    -------
Cost of sales.........................................................     320.1      276.3
Selling, general and administrative expenses..........................      86.7       68.6
                                                                         -------    -------
                                                                           406.8      344.9
                                                                         -------    -------
Operating earnings....................................................      48.7       45.1
Interest expense, net.................................................      (7.5)      (3.3)
                                                                         -------    -------
Earnings before income taxes..........................................      41.2       41.8
Income taxes..........................................................      15.6       14.2
                                                                         -------    -------
Earnings from continuing operations...................................      25.6       27.6
Earnings (loss) from discontinued operations, net of income taxes:
  Earnings from discontinued operations...............................     --           0.2
  Loss from disposal..................................................     (14.4)(a)   --
                                                                         -------    -------
Net earnings..........................................................   $  11.2    $  27.8
                                                                         -------    -------
                                                                         -------    -------
Earnings (loss) per share of common stock:
  Continuing operations...............................................   $  0.54    $  0.58
  Discontinued operations.............................................     (0.30)      0.01
                                                                         -------    -------
Net earnings..........................................................   $  0.24    $  0.59
                                                                         -------    -------
                                                                         -------    -------
Average common shares outstanding.....................................      47.5       47.3
                                                                         -------    -------
                                                                         -------    -------

------------

 (a)  Represents additional anticipated losses related to the disposal of Leeds & Northrup and Dynapower/Stratopower, which were accounted for as a discontinued operation in the fourth quarter of 1994.

                           GENERAL SIGNAL CORPORATION
                       CONSOLIDATED STATEMENT OF EARNINGS
                                  (UNAUDITED)
                      (IN MILLIONS EXCEPT PER SHARE DATA)

                                                                          NINE MONTHS ENDED
                                                                             SEPTEMBER 30
                                                                         --------------------
                                                                           1995        1994
                                                                         --------    --------
Net sales.............................................................   $1,287.9    $1,111.1
                                                                         --------    --------
Cost of sales.........................................................      910.8       788.4
Selling, general and administrative expenses..........................      234.1       200.0
Acquisition of businesses and special items...........................        7.4(a)    --
                                                                         --------    --------
                                                                          1,152.3       988.4
                                                                         --------    --------
Operating earnings....................................................      135.6       122.7
Interest expense, net.................................................      (16.4)       (9.0)
                                                                         --------    --------
Earnings before income taxes..........................................      119.2       113.7
Income taxes..........................................................       42.9        38.7
                                                                         --------    --------
Earnings from continuing operations...................................       76.3        75.0
Earnings (loss) from discontinued operations, net of income taxes:
  Earnings from discontinued operations...............................      --            2.4
Loss from disposal....................................................      (64.0)(b)    --
                                                                         --------    --------
Net earnings..........................................................   $   12.3    $   77.4
                                                                         --------    --------
                                                                         --------    --------
Earnings (loss) per share of common stock
  Continuing operations...............................................   $   1.61(a) $   1.58
  Discontinued operations.............................................      (1.35)       0.06
                                                                         --------    --------
Net earnings..........................................................   $   0.26    $   1.64
                                                                         --------    --------
                                                                         --------    --------
Average common shares outstanding.....................................       47.3        47.3
                                                                         --------    --------
                                                                         --------    --------

------------
(a) Includes $7.4 million of before-tax charges ($4.8 million after tax or $0.10 per share) for the acquisition of Best Power Technology, Inc.

(b) Represents additional anticipated losses booked in the second and third quarter related to the disposal of Leeds & Northrup and Dynapower/Stratopower, which were accounted for as discontinued operations in the fourth quarter of 1994.

                           GENERAL SIGNAL CORPORATION
                           CONSOLIDATED BALANCE SHEET
                                  (UNAUDITED)
                                 (IN MILLIONS)

                                                                      SEPTEMBER 30,    DECEMBER 31,
                                                                          1995             1994
                                                                      -------------    ------------
ASSETS
Current Assets:
  Cash and cash equivalents........................................     $     4.5        $    0.3
  Accounts receivable..............................................         296.7           258.3
  Inventories......................................................         236.0           213.3
  Prepaid expenses and other current assets........................          36.3            44.5
  Assets held for sale at estimated realizable value...............          47.7           153.6
  Deferred income taxes............................................          64.9            47.2
                                                                      -------------    ------------
                                                                            686.1           717.2

Property, plant and equipment......................................         306.2           280.5

Intangibles........................................................         398.5           194.3

Other assets.......................................................         150.8           134.5

Deferred income tax................................................          13.0            16.1
                                                                      -------------    ------------
                                                                        $ 1,554.6        $1,342.6
                                                                      -------------    ------------
                                                                      -------------    ------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term borrowings and current maturities of long-term debt...     $     4.5        $    2.2
  Accounts payable.................................................         146.5           152.9
  Accrued expenses.................................................         175.1           183.1
  Income taxes.....................................................          25.5            18.9
                                                                      -------------    ------------
                                                                            351.6           357.1

Long-term debt, less current maturities............................         503.9           269.1

Accrued postretirement and postemployment obligations..............         150.9           161.2

Other liabilities..................................................          18.3             7.3

Shareholders' equity...............................................         529.9           547.9
                                                                      -------------    ------------
                                                                        $ 1,554.6        $1,342.6
                                                                      -------------    ------------
                                                                      -------------    ------------

                                                                      ANNEX B

                            DATA SWITCH CORPORATION
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)
                      (IN MILLIONS EXCEPT PER SHARE DATA)

                                                                           THREE MONTHS ENDED
                                                                             SEPTEMBER 30,
                                                                          --------------------
                                                                          1995           1994
                                                                          -----          -----
Revenues:
  Product revenues.....................................................   $20.2          $18.3
  Service revenues.....................................................     5.4            5.1
                                                                          -----          -----
    Revenues, net......................................................    25.6           23.4

Cost of revenues:
  Cost of product revenues.............................................    11.1            9.5
  Cost of service revenues.............................................     2.9            3.0
                                                                          -----          -----
    Cost of revenues...................................................    14.0           12.5

    Gross profit.......................................................    11.6           10.9

Operating expenses:
  Selling, general and administrative..................................     6.2            6.3
  Engineering and development..........................................     2.3            2.5
  Relocation charge....................................................     0.3            --
                                                                          -----          -----
    Total operating expenses...........................................     8.8            8.8

    Income from operations.............................................     2.8            2.1

Other income (expense):
  Interest expense.....................................................    (0.5)          (0.5)
  Foreign exchange gain/(loss).........................................      --            --
  Other, net...........................................................     0.2            --
                                                                          -----          -----
    Total other income (expense).......................................    (0.3)          (0.5)
    Income before income taxes.........................................     2.5            1.6
Provision for income taxes.............................................     0.9            0.6
                                                                          -----          -----
  Income before extraordinary gain.....................................     1.6            1.0
Extraordinary gain.....................................................   -----          -----
                                                                          -----          -----
  Net income...........................................................   $ 1.6          $ 1.0
                                                                          -----          -----
                                                                          -----          -----
Earnings per share before extraordinary gain...........................   $0.13          $0.08
                                                                          -----          -----
                                                                          -----          -----
Earnings per share after extraordinary gain............................   $0.13          $0.08
                                                                          -----          -----
                                                                          -----          -----
Weighted average number of common shares outstanding...................    13.0           12.4
                                                                          -----          -----
                                                                          -----          -----

                            DATA SWITCH CORPORATION
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)
                      (IN MILLIONS EXCEPT PER SHARE DATA)

                                                                                 NINE MONTHS
                                                                                    ENDED
                                                                                SEPTEMBER 30,
                                                                                --------------
                                                                                1995     1994
                                                                                -----    -----
Revenues:
  Product revenues...........................................................   $57.9    $52.3
  Service revenues...........................................................    15.8     14.6
                                                                                -----    -----
    Revenues, net............................................................    73.7     66.9

Cost of revenues:
  Cost of product revenues...................................................    32.2     28.0
  Cost of service revenues...................................................     8.9      8.6
                                                                                -----    -----
    Cost of revenues.........................................................    41.1     36.6

    Gross profit.............................................................    32.6     30.3

Operating expenses:
  Selling, general and administrative........................................    18.3     18.4
  Engineering and development................................................     7.3      8.1
  Relocation charge..........................................................     0.7      --
                                                                                -----    -----
    Total operating expenses.................................................    26.3     26.5

    Income from operations...................................................     6.3      3.8

Other income (expense):
  Interest expense...........................................................    (1.4)    (1.5)
  Foreign exchange gain/(loss)...............................................      --      0.1
  Other, net.................................................................     0.4      0.1
                                                                                -----    -----
    Total other income (expense).............................................    (1.0)    (1.3)
    Income before income taxes...............................................     5.3      2.5
Provision for income taxes...................................................     1.9      0.9
                                                                                -----    -----
  Income before extraordinary gain...........................................     3.4      1.6
Extraordinary gain...........................................................     0.1     --
                                                                                -----    -----
  Net income.................................................................   $ 3.5    $ 1.6
                                                                                -----    -----
                                                                                -----    -----
Earnings per share before extraordinary gain.................................   $0.27    $0.13
                                                                                -----    -----
                                                                                -----    -----
Earnings per share after extraordinary gain..................................   $0.28    $0.13
                                                                                -----    -----
                                                                                -----    -----
Weighted average number of common shares outstanding.........................    13.0     12.4
                                                                                -----    -----
                                                                                -----    -----

                            DATA SWITCH CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                                 (IN MILLIONS)

                                                                             SEPT. 30,     DEC. 31,
                                                                               1995          1994
                                                                            -----------    --------
                                                                            (UNAUDITED)
Assets:
  Cash and cash equivalents..............................................      $11.9        $  7.7
  Accounts receivable....................................................       22.2          20.2
  Income taxes receivable................................................        --            0.2
  Inventories............................................................       14.4          14.7
  Other current assets...................................................        1.3           0.6
                                                                               -----       --------
    Total current assets.................................................       49.8          43.4
  Long-term lease receivable.............................................        2.1           3.3
  Property, plant and equipment..........................................        9.3           8.0
  Other assets...........................................................        2.6           3.0
                                                                               -----       --------
    Total assets.........................................................      $63.8        $ 57.7
                                                                               -----       --------
                                                                               -----       --------

Liabilities and shareholders' equity:
  Accounts payable and accrued expenses..................................      $13.0        $ 12.2
  Short-term debt........................................................        0.9           1.6
  Income taxes payable...................................................        1.4           0.8
  Capital lease obligations..............................................        0.2           0.3
                                                                               -----       --------
    Total current liabilities............................................       15.5          14.9
  Long-term debt.........................................................       20.8          19.6
  Capital lease obligations and other, non-current.......................        0.6           0.6
  Redeemable warrants....................................................      -----       -------
  Shareholders' equity...................................................       26.9          22.6
                                                                               -----       --------
    Total liabilities and shareholders' equity...........................      $63.8        $ 57.7
                                                                               -----       --------
                                                                               -----       --------